Transeuro Energy Corp.

Management's Discussion & Analysis

For the Period Ended March 31, 2011 and 2010

(Expressed in Canadian Dollars)

Management's discussion and analysis ("MD&A") of the financial condition, results of operations and comprehensive income, deficit, and cash flows should be read in conjunction with the consolidated financial statements and accompanying notes. This discussion and analysis is based on information available to August 29, 2011. Additional information relating to the Company is on SEDAR at www.sedar.com.

The unaudited interim consolidated financial statements for the three months ended March 31, 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Figures referenced in this MD&A from periods prior to and including December 31, 2009 are in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The significant accounting policies are outlined in Note 3 to the consolidated financial statements of the Company for the period ended March 31, 2011.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Business Overview and Overall Performance

Business overview

Transeuro Energy Corp. ("Transeuro" or the "Company") is involved in the acquisition of petroleum and natural gas rights, the exploration for, and development and production of, crude oil, condensate and natural gas. The Company is listed on the TSX Venture Exchange as well as on the Oslo Axess under the trading symbol "TSU".

Overall performance

The Company's income (loss) for the period ended March 31, 2011 was $(1,053,558) (2010 – $1,044,383) or $(0.01) (2010 – $0.01) per share - basic and diluted. Included in this net loss is $211,389 (2010 - $57,250) in share-based payment expenses, $101,320 (2010 - $3,106) in oil and gas property write-offs , and $59,111 (2010 - $58,796) in depletion, depreciation and amortization. These are all non-cash items. Key components and variations are discussed in further detail under "Results of Operations" below.

The Company's comprehensive income for the three month period ended March 31, 2011 was $83,687 (2010 – $1,198,751). Of note, Q1 2010 included in comprehensive income an unrealized gain on available-for-sale investments of $2,692,654.

Total natural gas production revenue for the three month period ended March 31, 2011 was $75,746 (2010 - $27,223). Natural gas production in Beaver River, Canada has occurred mostly from the "A-2" well, with production from the "A-7" well and "A-5" periodically throughout the period.

Capital expenditures on exploration and evaluation assets for the three month period ended March 31, 2011 totalled $4,720,181 (2010 – $318,961). These expenditures were primarily incurred in the Ukraine (Karlavskoye 101) during the period, as the Company capitalized general and administration costs as well as the costs of completing drilling and commencing testing on the Karlavskoye 101 well. The Company also expensed certain exploration and evaluation asset-related costs incurred during the period that did not meet the capitalization recognition criteria. The cost for the period was $101,320 (2010 - $3,106).

Investment in Eaglewood Energy Inc.

As at December 31, 2010, the Company held 371,430 common shares of Eaglewood. Subsequent to year end, the Company sold its remaining 371,430 Eaglewood common shares for aggregate net proceeds of $267,430.

The Company holds a 10% property back-in right whereby, after Eaglewood has drilled and tested three exploration wells on several of its licenses, the Company may elect to acquire a 10% working interest in the licenses by paying to Eaglewood an amount equal to 10% of the exploration and development costs incurred up to that date with respect to the licenses and agreeing, on a go forward basis, to pay 10% of the exploration and development costs incurred after that date. In 2010 Eaglewood reported that a well being drilled by their partner Oil Search (PNG) Limited, considered the first of the three exploration wells, was abandoned after reaching the target depth. On December 13, 2010, Eaglewood reported that they had commenced drilling a new well, Ubuntu-1, considered the second of the three exploration wells. During the period, the well was announced as a discovery of gas and condensate, but was suspended as a future producer pending acquisition of additional seismic data and an extension of the license from the government.

Financings

On January 13, 2011, the Company completed a private placement of 25,294,000 units at $0.085 per unit for gross proceeds of $2,149,990. Each unit consisted of one common share and one full share purchase warrant exerciseable at a price of $0.10 per share for a period of 15 months.

Stock Options

The Company uses stock options as the primary incentive and reward mechanism for Directors and Staff. During the period ended March 31, 2011, the Company granted 300,000 (2010 – $Nil) stock options to an officer of the Company.

Warrants

During the period ended March 31, 2011, a total of 6,765,511 share purchase warrants were exercised at a price of $0.15 for gross proceeds of $1,014,827. A total of 2,950,500 warrants expired unexercised on February 11, 2011.

Hydrocarbon Exploration & Production Licenses

Armenia

No operations were performed during the period. The Company has a rig and other camp equipment which is being stored at a warehouse in Yerevan while discussions continue on either the future use or the disposition of the assets.

Canada

Natural gas production in Beaver River, Canada has occurred from 3 wells. The "A-2" well has flowed continuously and produced approximately 0.24 Bcf. The A-7 well has produced 0.08 Bcf and the A-5 well flowed just 2 months and produced 0.07 Bcf. No other well operations occurred during the period while performance of the existing wells is monitored.

Ukraine

The Company completed preparations to resume drilling operations on Karl-101 on Dec 31st and during the period, drilling reached total depth and the Company completed the first test interval of a four test program.

The gas sales agreement with a local Ukraine company, AutoGasComplect ("AGC"), to sell all future gas from its two wells (wells no. 5 and no. 11) on the Krasnapolianskoye field in the Ukraine was terminated due to lack of performance by AGC, and the Company is continuing to seek a gas sales agreement with an alternative party.

During the period ended March 31, 2011, the Company expensed certain exploration and evaluation asset-related costs incurred during the period that did not meet the capitalization recognition. The write-down for the period is $101,320 (2010 - $3,106). During the period ended March 31, 2011, the Company capitalized $4,720,181 (2010 - $318,961) in costs.

The following table summarizes the Company's investment commitments in order to keep the Ukraine licenses in good standing (in thousands):

Field		2011		2012		2013		2014
Karlavskoye	$	9,906	$	7,558	$	285	$	231
Krasnapolianskoye	$	1,984	$	59	$	-	$	-
Povorotnoye	$	4,285	$	-	$	-	$	-

The Karlavskoye license expires, subject to any extensions, on July 14, 2014. The Krasnapolianskoye license expires, subject to any extensions, on November 21, 2012. The Povorotnoye license expired on May 14, 2011, but managament has received confirmation from the government entity Nadra Ukraine (the parent company to Crimgeologia who are the holder of the license and partner company for Transeuro), that the Povorotnoye license will be renewed for a further 2 year period. The license renewal fees have been paid by Transeuro and the license is expected to be received by the end of September.

Subsequent to the end of the period, the Company entered into an agreement with Honoratus Investments ("Honoratus") a Cyprus company established for the purpose of investing in the Ukraine E&P sector by an Australian Investment Group. The HoA provides for a farm in to the Povorotnoye gas field as follows:

• Drilling by Honoratus of one well, Pov-104, to a depth of around 4,000m, commencing before the end of 2011, and acquisition by Honoratus of 2D seismic data as required to fulfill the investment commitments of the license. If a commercial discovery is declared, Honoratus shall put the Pov-104 well into production.

• Conditional on a commercial discovery with Pov-104, Honoratus will drill a second well, Pov-105, commencing before the end of the 2 year renewed license period.

• Transeuro will transfer ownership to Honoratus of 85% of 'East Crimea BV' the company holding title to the Joint Activity Agreement for the Povorotnoye gas field in East Crimea. If the second well is not started by the end of the license period the share interest in East Crimea BV shall revert to 50/50%.

• Staged cash payments by Honoratus to Transeuro of up to US$2 million to cover the Povorotnoye license renewal fees, costs associated with the transfer of ownership and to cover past expenses incurred on the asset up to US$1.5 million.

Completion of the farm in agreement is subject to certain conditions precedent including receipt of the license, completion of due diligence, and Honoratus securing the necessary funding.

The Company's three licenses in the Ukraine may not be retained if the financial commitments required under the license agreements, which may be amended by mutual agreement, are not fulfilled (see Risk Factors).

Eaglewood Energy Inc ("Eaglewood"), TSX Venture: EWD (http://www.eaglewoodenergy.ca/)

Transeuro holds a back-in option to re-acquire a 10% interest in all 4 exploration licenses. Eaglewood is an international oil and gas exploration company based in Calgary, Canada, with exploration licenses in Papua New Guinea. Eaglewood holds four license blocks: PPL 257, PPL 258, PPL 259 and PPL 260. The back-in option is defined as a right to acquire a 10% interest in all, but not less than all, of the 4 license blocks, exercisable within 60 days from the date when Eaglewood completes the drilling and testing of a third well on the assets, by paying to Eaglewood 10% of all costs incurred in respect of the 4 license blocks up to the election date and agreeing to pay 10% of the ongoing costs with respect to exploration and development of the 4 license blocks. Eaglewood has reported that a well drilled by Oil Search (PNG) Limited, a farm-out partner for block 260, was abandoned after reaching the target depth. Eaglewood drilled the Ubuntu-1 well in block 259 and announced a gas condensate discovery in the Elevala sandstone. No announcement has been made on the start date for the third well.

Reserves

McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated the natural gas reserves attributable to the Company's oil and gas interests in the Beaver River Field, in British Columbia, Canada as at June 30, 2011. The Company's proven and probable reserves decreased in 2010 due to depletion in the period and a write-down of the remaining Beaver River reserves. There were no new workovers in 2010 to increase production which, combined with continued depressed gas prices and projected abandonment costs, did not provide a basis to recognize any proven and probable reserves.

Fekete Associates Inc. ("Fekete") has evaluated the oil and natural gas reserves attributable to the Company's oil and gas properties in the Ukraine as at December 31, 2010. In the Fekete reports, there are contingent resources reported for Ukraine. Contingent resources are defined as those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but has not yet established commerciality.

A tabulated aggregate of the Low, Median and High Discovered Resource volumes and the assigned Undeveloped Reserves of the Ukraine properties are shown below. Data was obtained from the Report on Oil and Gas Information NI 51-101 dated December 31, 2010 prepared by Fekete.

Field	Aggregate Probability (*Note 1*)	GROSS (100%) DISCOVERED RESOURCE (*Note 2*) IN PLACE VOLUMES		GROSS (100%) UNDEVELOPED RESERVES	
		Natural Gas	Oil	Natural Gas	NPV disc. (*Note 3*) @ 10%
		(MMSCF)	(MSTB)	(MMSCF)	$U.S.
Karlavskoye	Low	160,402			
	Median	424,920			
	High	854,235			
	Mean	472,280			
Krasnapolianskoye	Low	1,726		1,219	1,586
	Median	2,690		1,924	2,268
	High	3,790		2,763	2,931
	Mean	2,725			
Povorotnoye	Low	51,145			
	Median	96,597			
	High	155,545			
	Mean	100,723			
AGGREGATE	Low	213,273		1,219	1,586
	Median	524,207		1,924	2,268
	High	1,013,570		2,763	2,931
	Mean	575,728			

***Note 1*: Resource Probability**

- Low estimate represents P90 value. There is a 90% Probability that a greater or equal quantity may be present and a 10% probability that a lesser quantity may be present.
- Median estimate represents P50 value. There is a 50% probability that a greater or equal quantity may be present and a 50% probability that a lesser quantity may be present.
- High estimate represents P10 value. There is a 10% probability that a greater or equal quantity may be present and a 90% probability that a lesser quantity may be present.
- Mean is an arithmetic of the Low, Median and High values.

***Note 2*: Gross (100%) Discovered Resource** are those total (100%) quantities of oil and gas estimated on a given date to be contained in known accumulation, but have yet to establish commerciality.

***Note 3*: Gross (100%) Reserves** are assigned under P10 (Possible) reserves category.

The Company's December 31, 2010 NI 51-101 reports can be accessed on SEDAR at www.sedar.com.

Segmented information

The Company has one operating segment, oil and gas exploration. The Company has oil and gas properties located in Ukraine, Armenia, and Canada. Further details are as follows:

March 31, 2011		Canada		Ukraine		Armenia		Total
Revenue	$	75,746	$	-	$	-	$	75,746

March 31, 2010		Canada		Ukraine		Armenia		Total
Revenue	$	27,223	$	-	$	-	$	27,223

March 31, 2011		Canada		Ukraine		Armenia		Total
Evaluation and exploration assets	$	-	$	18,007,317	$	-	$	18,007,417
Property, plant and equipment	$	106,193	$	1,598,322	$	1,015,501	$	2,720,116
Capital expenditures	$	-	$	4,720,181	$	-	$	4,720,181

December 31, 2010		Canada		Ukraine		Armenia		Total
Evaluation and exploration assets	$	-	$	12,493,938	$		$	12,493,938
Property, plant and equipment	$	114,801	$	1,140,131	$	1,034,384	$	2,289,316
Capital expenditures	$	-	$	318,961	$	-	$	318,961

Selected Annual Information

	December 31, 2010 ($)	December 31, 2009 ($)	December 31, 2008 ($)
Total natural gas revenue	683,389	1,230,653	3,626,384
Total operating costs	657,125	747,599	2,004,103
Net income (loss)	977,156	18,603,348	(31,517,022)
Comprehensive income (loss)	(6,939,579)	30,953,644	(31,517,022)
Earnings (loss) per share – Basic	0.01	0.07	(0.18)
Earnings (loss) per share – Diluted	0.01	0.07	(0.18)
Total Exploration and Evaluation Assets	12,493,938	18,499,854	33,265,726
Total Assets	20,258,527	43,224,045	44,960,829
Total Liabilities	11,028,661	11,440,400	59,424,930
Total Shareholders' Equity (Deficiency)	9,229,866	31,783,645	(14,464,101)

December 31, 2010 information in this table has all been prepared in accordance with IFRS. December 31, 2008 and 2009 information in this table has all been prepared in accordance with Canadian GAAP.

Results of Operations

The following discussion and analysis of the Company's financial results of its operations should be read in conjunction with the Company's consolidated financial statements and related notes for the same period.

	Three months ended March 31, 2011 (restated)	
(Canadian dollars)	2011	2010
Natural gas revenue	$ 75,746	$ 27,223
Other income	-	25,132
Total revenue	75,746	52,355
Production and operating	116,246	169,784
Share-based payment expense	211,389	57,250
Depletion, depreciation and amortization	59,111	58,796
Write-off of oil and gas properties	101,320	3,106
General and administrative	688,324	510,205
Loss from operations	(1,100,664)	(746,786)
Gain (loss) on sale of Eaglewood shares	144,318	2,099,981
Interest expense	(253,536)	(222,939)
Accretion of asset retirement obligation	(13,936)	(15,450)
Change in estimate of asset retirement obligation discount rate	16,818	15,969
Net foreign exchange gain (loss)	152,357	(86,412)
Loss before income tax	(1,053,558)	1,044,383
Net Loss	(1,053,558)	1,044,383
Other comprehensive income (loss)		
Cumulative translation adjustment	1,282,808	(439,205)
Gain on sale of available for sale investment reclassified to income statement	(145,383)	(2,099,081)
Unrealised gain on available-for-sale financial assets	-	2,692,654
Total comprehensive income	$ 83,867	$ 1,198,751
Loss per share		
Basic	$ (0.01)	$ 0.01
Diluted	$ (0.01)	$ 0.01
Weighted average number of shares outstanding during the period	82,344,374	77,283,530

Natural gas revenue

Total natural gas production revenue for the period ended March 31, 2011 was $75,746 (2010 - $27,223). Natural gas production in Beaver River, Canada in 2010 was significantly lower than the equivalent period in 2011 due primarily to the fact that only one of three wells were operating during February and March 2010.

General and administrative

The Company's general and administrative expenses for the period ended March 31, 2011 were $688,324 (2010 - $510,205). These administrative expenses consist mainly of consulting, legal and accounting, management fees, and travel expenses related to the operation of the head office and other administrative offices in various locations.

Capital expenditures

Capital expenditures on exploration and evaluation assets for the three months ended March 31, 2011 totalled $4,720,181 (2010 – $318,961). These expenditures were primarily incurred in the Ukraine (Karlavskoye 101) during the period, as the Company capitalized general and administration costs as well as the costs of completing drilling and commencing testing on the Karlavskoye 101 well. During the three months ended March 31, 2011, the Company wrote down the carrying value of certain exploration and evaluation assets for costs incurred during the period did not meet the capitalization recognition criteria. The write-down for the period is $101,320 (2010 - $3,106). The Company expects that capital expenditures will continue to remain elevated through 2011 as operations progress, notably the hydraulic fracturing of the Karlavskoye 101 well.

Interest and financing charges

The Company's interest expense is primarily attributable to interest on payables due to Questerre Beaver River Inc. ("Questerre"). Interest expense during the period ended March 31, 2011 was $253,536 (2010 - $222,939).

Foreign exchange

Foreign exchange gain (loss) during the period ended March 31, 2011 was $152,357 (2010 – $(86,412)). The foreign exchange gain is primarily the result of weakening of the Ukrainian Hryvnia against the Canadian dollar during the period.

Unrealized gain on available-for-sale investment

The Company accounts for its investment in Eaglewood as an Available-for-sale Investment, which is measured at fair value at each reporting period. As at December 31, 2010, the Company held 371,430 common shares of Eaglewood however subsequent to year end, the Company sold its remaning 371,430 Eaglewood common shares for aggregate proceeds of $267,430. As at March 31, 2011, the Company had no available-for-sale investment that needed revaluation. (2010 - $2,692,654 gain).

Net loss

The Company's income (loss) for the three months ended March 31, 2011 was $(1,053,558) (2010 – $1,044,383) or $(0.01) (2010 – $0.01) income (loss) per share - basic and diluted. Included in this net loss is $211,389 (2010 - $57,250) in share-based payment expense, $101,320 (2010 - $3,106) in oil and gas property write-offs, and $59,111 (2010 - $58,796) in depletion, depreciation and amortization. These are all non-cash items.

Summary of Quarterly Results (unaudited)

The following information is derived from the Company's unaudited quarterly consolidated financial statements for the past eight quarters.

	Prepared using IFRS or CGAAP	Natural gas revenue	Net income (loss) for the period	Income (loss) per share – basic	Income (loss) per share – diluted
March 31, 2011	IFRS	$75,746	$(1,053,558)	$(0.01)	$(0.01)
December 31, 2010	CGAAP	$114,697	$7,261,105	$0.02	$0.02
September 30, 2010	CGAAP	$235,144	$(2,509,697)	$(0.02)	$(0.02)
June 30, 2010	CGAAP	$159,024	$(2,434,998)	$(0.01)	$(0.01)
March 31, 2010	IFRS	$27,223	$1,044,383	$0.01	$0.01
December 31, 2009	CGAAP	$153,513	$2,193,215	$0.01	$0.01
September 30, 2009	CGAAP	$Nil	$23,066,063	$0.10	$0.09
June 30, 2009	CGAAP	$404,157	$202,463	$(0.00)	$(0.00)

There were material variations in the results of several of the quarters presented above:

a) In the quarter ended December 31, 2010, the Company sold 3,641,000 Eaglewood shares and recorded a gain on disposal of $10,703,060.

b) In the quarter ended December 31, 2009, the Company disposed of additional Eaglewood shares for a further gain of $2,400,038. The Company also recorded a future income tax recovery of $2,490,990.

c) In the quarter ended September 30, 2009, the Company completed a substantial debt restructuring and recorded a gain on debt settlement of $18,365,955. Additionally the Company recorded a gain of $7,143,363 when it disposed of 13,500,000 Eaglewood shares.

Liquidity

Working capital

As at March 31, 2011, the Company had a negative working capital balance of $7,974,043 (December 31, 2010 - $4,093,276).

Cash and cash equivalents

As at March 31, 2011, the Company had cash and cash equivalents of $473,241 (December 31, 2010 – 2,246,960). Management of cash balances is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for the advancement of the Company's properties. The Company's cash and cash equivalents are invested in business accounts with major financial institutions, are available on demand for the Company's programs, and are not held in any asset backed commercial paper investments.

Cash used in operating activities

Cash generated (used) in operating activities for the period ended March 31, 2011 was $(822,316) (2010 – $711,676) Included in this net loss is $224,337 (2010 - $62,463) in stock-based compensation expense, $101,320 (2010 - $3,106) in write-off of oil and gas properties, and $59,111 (2010 - $58,796) in depletion and depreciation. These are all non-cash items.

Cash generated by investing activities

The Company generated (used) $(4,309,472) (2010 – $2,499,558) of cash from investing activities during the period ended March 31, 2011. The decrease over the same period in the prior year is due to reduced proceeds on sale of its shares in Eaglewood as well as a marked increase with regards to additions to exploration and evaluation assets. Net proceeds from sales of Eaglewood shares totalled $267,430 in the three months ended March 31, 2011 compared to $2,547,154 during the same period in 2010. Funds directed to exploration and evaluation assets rose from $50,324 in Q1 2010 to $4,627,150 in Q1 2011.

Cash used by financing activities

Cash generated (used) in financing activities for the period ended March 31, 2011 was $1,713,437 (2010 – $(2,000,000)). During the period, the Company completed a private placement and saw the exercising of warrants otherwise expiring February 11, 2011. This is in contrast to the comparable period in 2010 during which the Company re-paid the remaining balance on $2,000,000 of its Series A debentures.

Requirement of additional equity financing

As at March 31, 2011, the Company had a working capital deficit balance of $7,974,043 and an accumulated deficit of $156,946,652.

Furthermore, the investment commitments required in order to keep the licenses on the property in Ukraine in good standing and fund additional commitments are significant.

The ability of the Company to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to raise additional debt or equity, secure new or additional partners and farm-outs for its projects, dispose of redundant fixed assets, keep its licenses in good-standing and resume profitable production from the Beaver River property. The Board and management are attempting to address each of these issues and to limit the Company's spending in order to minimize costs. Management has negotiated changes to the Ukraine oil and gas licenses in the past, including extensions and amendments to their expenditure commitments, in order to keep the licenses in good standing. However, the successful outcome of management's activities cannot be assured because they are contingent on future matters.

Capital Resources

During the period, the Company completed a private placement of 25,294,000 units at $0.085 per unit for gross proceeds of $2,149,990. Each unit consisted of one common share and one full share purchase warrant exerciseable at a price of $0.10 per share for a period of 15 months.

A total of 6,765,511 warrants were exercised during the period for proceeds of $1,014,827.

As of March 31, 2011, Transeuro had 17,832,880 stock options and 37,004,799 common share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $0.181 per share and the common share purchase warrants have a weighted average exercise price of $0.116. Accordingly, as at March 31, 2011, the Company would receive $7,518,991 if these options and warrants were exercised in full. The exercise of these options and warrants is at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Subsequent to the end of the period, the Company engaged Fondsfinans ASA of Oslo, Norway in connection with a rights issue of a minimum CAD $10 million to a maximum CAD $15 million, subsequent to a proposed stock consolidation. Fondsfinans has secured for the Company a stand-by guarantee commitment by a small consortium of institutional investors for CAD $8 million.

Subsequent to the end of the period, the Company entered into an agreement with Questerre Energy Corp. ("Questerre") to provide an unsecured 12 month loan of $2 million at an interest rate of 3% per annum for the first 6 months and 6% per annum for the subsequent 6 months. The loan will be repaid following the aniticiapted rights offering financing, into which Questerre has agreed to participate for $2,000,000.

Subsequent to the end of the period the Company, the Company received funds from a short term loan note of $2,548,300 (NOK 14.5 million) under a loan agreement with Norsk Tillitsmann ASA as arranged by Fondsfinans ASA. The note will mature on November 30, 2011 but will be repaid once the proceeds of the rights issue are received. The loan bears interest at available market rates of 2% per month, with no participation by Company insiders.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements during the period.

Transactions with Related Parties

Related party transactions not disclosed elsewhere in this report are as follows:

(a) The expenditures charged by parties not at arm's length to the Company consisted of the following:

	March 31, 2011		March 31, 2010	
Management fees to officers of the Company	$	153,433	$	632,376
Fees, rent and office expense to a company with a director in common	$	5,686	$	25,285
Directors' fees	$	17,000	$	78,572

(b) As at March 31, 2011, $71,842 (2010 – $103,638) was payable to officers and directors and to a company with a director in common. These amounts relate to management fees and expense reimbursement claims incurred in the normal course of operations. These payables have no interest or specific repayments terms.

The above transactions occurred in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Subsequent Events

In May 2011, the Company completed the testing of the Karl-101 well. The well was drilled to 3,506m with multiple zones having been identified. The Company is planning to re-enter the well in September 2011 to install completion equipment and to perform hydraulic fracturing operations with the objective of achieving commercial production.

In May 2011, the Company completed the acquisition of the remaining 50% interest in the Beaver River Project. The Company issued 40,000,000 Common Shares to Questerre as consideration for the acquisition and as settlement of outstanding operating debts of approximately $5,800,000. In connection with the acquisition, Questerre has entered into an agreement with Transeuro to provide an unsecured 12 month loan of $2,000,000 at an interest rate of 3% per annum for the first 6 months and 6% per annum for the subsequent 6 months. The loan will be repaid out of proceeds from a Rights Offering financing.

In June 2011, the Company engaged Fondsfinans ASA of Oslo, Norway in connection with a rights issue of a minimum CAD $10 million to a maximum CAD $15 million, subsequent to a proposed stock consolidation. Fondsfinans has secured for the Company a stand-by guarantee commitment by a small consortium of institutional investors for $8,000,000.

The Company executed a stock consolidation (or reverse split) of 5 (old) Common Shares for 1 (new) Common Share of its outstanding share capital on August 8, 2011 with the purpose of facilitating the Rights Offering. Following the consolidation, the Company had approximately 91,702,265 Common Shares issued and outstanding after the fractional rounding.

On July 26, 2011, the Company completed a bond financing for NOK 14,500,000 (C$2,548,300). The Bonds are callable anytime at the Company's option, or otherwise upon mandatory redemption, no later than November 30, 2011. The bonds will be automatically redeemed upon completion of the proposed rights offering. The Bonds are secured by a first priority pledge against all assets of Mattson Holdings Ltd, owner of Questerre Beaver River. Interest is payable on redemption based on 24% per month. The net proceeds from the Bonds has be used to pay some of the outstanding trade creditors in the Ukraine and partly to engage contractors for the upcoming fracturing program of the Karl 101 well in the Ukraine.

The Povorotnoye license expired in May 2011, and in August 2011 the Company has signed an agreement with the government of Ukraine to renew the license for 2 years in order to complete the work programme agreed in the announced farm in with Honoratus. The license renewal fees have been paid and the Company expects to receive the new license before the end of September.

Critical judgments and accounting estimates

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the interim consolidated financial statements are:

Other MD&A Requirements

Additional information relating to the Company, including the most recent Company filings, can be located on the Company's website at www.transeuroenergy.com or on the SEDAR website at www.sedar.com.

Additional Disclosure for Venture Issuers Without Significant Revenue

For additional disclosures concerning the Company's general and administrative expenses and a breakdown of the oil and gas property costs, please refer to the Company's Interim Consolidated Statements of Operations and Comprehensive Income and note disclosures contained in its consolidated financial statements for the period ended March 31, 2011 which are available on the Company's website at www.transeuroenergy.com or on the SEDAR website at www.sedar.com. The Company does not have any capitalized or expensed research and development costs or any deferred development costs for the period ended March 31, 2011.

Disclosure of Outstanding Share Data

Set out below is the outstanding share data of the Company as at August 31, 2011. For additional detail, see Note 15 to the consolidated financial statements for the year ended March 31, 2011.

	Number Outstanding
Common shares	91,702,279
Options to Purchase Common Shares	17,832,880
Warrants to Purchase Common Shares	36,970,566

The following table summarizes information about warrants outstanding as at March 31, 2011:

Number of Warrants	Issue Date	Original Expiry Date	Exercise Price
11,710,799	September 3, 2009	September 3, 2011	$0.15
25,294,000	January 13, 2011	April 13, 2012	$0.10
37,004,799			

Subsequent to the period ended March 31, 2011, a total of 34,233 share purchase warrants were exercised at a price of $0.15 for total proceeds of $5,135.

Risk Factors

The risks associated with the Company's business include:

Exploration and Reserve Risk

Exploration, appraisal and development of oil and gas reserves are speculative and involve a significant degree of risk. There is no guarantee that exploration or appraisal of the properties in which Transeuro holds rights will lead to a commercial discovery or, if there is a commercial discovery, that Transeuro will be able to realize such reserves as intended. Few properties that are explored are ultimately developed into new reserves. If at any stage Transeuro is precluded from pursuing its exploration or development programs, or such programs are otherwise not continued, Transeuro's business, financial condition and/or results of operations and, accordingly, the trading price of its common shares, is likely to be materially adversely affected.

Title to Properties/Licences

No legal opinion as to the title of the properties in which Transeuro holds an interest has been obtained. As a result, no assurance can be given that title defects do not exist. If a title defect does exist it is possible that Transeuro may lose all or a portion of its interest in properties to which the title defects relates. The Company's three licences in the Ukraine may not be retained should the financial commitments required under the licence agreements not be made.

Economic, Political and Legal Risk

Transeuro's operations are in foreign jurisdictions where there may be a number of risks over which it will have no control. These risks may include risks relating to economic, social or political instability or change, terrorism, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing and petroleum export licensing and export duties as well as government control over domestic oil and gas pricing. Some of the jurisdictions in which Transeuro operates may have less developed legal systems that jurisdictions with more established economies which may result in risk such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. There can be no assurance that joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions, including the adoption of new legislation, of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Results to Date and Additional Requirement for Capital

Transeuro will need to raise additional capital in the future to fund the work commitments on the properties. The future of Transeuro is dependent upon its ability to raise the required funding in the form of equity, debt, joint ventures, farm outs or a combination thereof. Transeuro has limited debt capacity and therefore its exploration activities are expected to be financed through equity or third party joint ventures. There is no assurance that additional financing will be available on terms acceptable to Transeuro. Failure to obtain additional financing on a timely basis could cause Transeuro to forfeit its interest in some or all of the properties and reduce or terminate its operations. Any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictions on financing and operating activities.

Drilling and Operating Risks

Exploration and development activities may be delayed or adversely affected by factors outside the control of Transeuro. These include adverse climatic and geographic conditions, labour disputes, the performance of joint venture or farm-in partners on whom Transeuro may be or may become reliant, compliance with governmental requirements, shortage or delays in installing and commissioning plant and equipment or import or customs delays. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells, which, though yielding some oil or gas, are not sufficiently productive to justify commercial development or cover operating and other costs.

Market Risk

In the event of successful development of oil and gas reserves, the marketing of Transeuro's prospective production of oil and gas from such reserves will be dependent on market fluctuations and the availability of processing and refining facilities and transportation infrastructure, including access to ports, shipping facilities, pipelines and pipeline capacity at economic tariff rates over which Transeuro may have limited or no control. The right to export oil and gas may depend on obtaining licences and quotas, the granting of which may be at the discretion of the relevant regulatory authorities. There may be delays in obtaining such licences and quotas leading to the income receivable by Transeuro being adversely affected, and it is possible that from time to time export licences may be refused.

Reliance on Strategic Relationships

In conducting its business, Transeuro will rely on continuing existing strategic relationships and forming new ones with other entities in the oil and gas industry, such as joint venture parties and farm-in partners, and also certain regulatory and governmental departments. While Transeuro has no reason to believe otherwise, there can be no assurance that its existing relationships will continue to be maintained or that new ones will be successfully formed and Transeuro could be materially adversely affected by changes to such relationships or difficulties in forming new ones.

Competition

A number of other oil and gas companies operate, and are allowed to bid for exploration and production licences and other services, in the countries in which Transeuro operates, thereby providing competition to Transeuro. Larger, foreign-owned companies, in particular, may have access to greater resources than Transeuro, may be more successful in the recruitment and retention of qualified employees, and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.

Environmental Regulation

As Transeuro is involved in oil and gas exploration, it is subject to extensive environmental and safety legislation and this legislation may change in a manner that may require stricter or additional standards than those now in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations. There may also be unforeseen environmental liabilities resulting from oil and gas activities which may be costly to remedy. The extent of potential liability, if any, for the costs of abatement of environmental hazards cannot be accurately determined and, consequently, no assurances can be given that the costs of implementing environmental measures or meeting any liabilities in the future will not be material to Transeuro or affect its business or operations.

Volatility of Prices of Oil and Gas

The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments. Geographic location and a lack of infrastructure may also result in any oil and gas produced being sold at a discount to world market prices for oil and gas. International oil prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. A material decline in the price of oil and gas may have a material adverse effect on Transeuro's business, financial condition, ability to pay dividends and results of operations. The performance of an oil and gas exploration and production company's share price may, but will not necessarily, exhibit a correlation with the price of oil and gas.

Dependence on Key Personnel

Transeuro has a small management team and the loss of a key individual or its inability to attract suitably qualified personnel in the future could materially and adversely affect Transeuro's business. Difficulties may also be experienced in certain jurisdictions in employing and retaining qualified personnel who are willing to work in such jurisdictions.

Restatement

(Canadian dollars)	As at March 31, 2011 (as previously reported)	As at March 31, 2011 (restated)	As at December 31, 2010 (as previously reported)	As at December 31, 2010 (restated)	As at January 1, 2010 (as previously reported)	As at January 1, 2010 (restated)
Evaluation and exploration assets	26,425,486	18,007,317	21,705,305	12,493,938	18,227,354	10,753,452
Property, plant and equipment	3,847,461	2,720,116	3,905,791	2,289,316	4,131,848	3,187,829
Trade and other payables	8,637,602	8,674,372	6,659,625	6,659,625	5,516,315	5,516,315
Deferred income taxes	59,180	-	59,180	-	-	-
Due to related parties	108,612	71,842	103,638	103,638	108,612	108,612
Asset retirement obligations	2,822,265	2,810,834	2,828,563	2,814,196	2,713,234	2,705,543
Share capital	149,212,150	148,666,231	146,047,511	146,047,511	146,047,511	146,047,511
Accumulated other comprehensive income	-	(1,126,470)	145,383	(2,263,895)	12,350,296	12,350,296
Contributed surplus	21,527,334	22,109,600	21,328,450	21,339,344	20,958,352	20,958,352
Accumulated deficit	(148,561,873)	(156,946,652)	(147,537,183)	(155,893,094)	(148,519,200)	(156,674,102)
Total assets	**33,805,271**	**24,259,757**	**31,086,369**	**20,258,527**	**43,147,462**	**34,729,541**
Total liabilities	**11,627,659**	**11,557,048**	**11,102,208**	**11,028,661**	**12,310,503**	**12,047,484**
Total equity	**22,177,611**	**12,702,709**	**19,984,161**	**9,229,866**	**30,836,959**	**22,682,057**

(Canadian dollars)	For the Period Ended March 31, 2011 (as previously reported)	For the Period Ended March 31, 2011 (restated)	For the Year Ended December 31, 2010 (as previously reported)	For the Year Ended December 31, 2010 (restated)	For the Period Ended March 31, 2010 (as previously reported)	For the Period Ended March 31, 2010 (restated)
Profit (loss)	(1,047,820)	(1,053,558)	982,017	977,156	(1,301,506)	1,044,383
Other comprehensive income (loss)						
Cumulative translation adjustment	-	1,282,808	-	(2,409,279)	-	(439,205)
Gain on sale of available-for sale investment reclassified to income statement	-	(145,383)	-	-	-	(2,099,081)
Unrealised gain (loss) on available-for sale financial assets	-	-	(5,507,456)	(5,507,456)	2,976,000	2,692,654
Other comprehensive income (loss)	-	1,137,425	(5,507,456)	(7,916,735)	2,976,000	154,368
Total comprehensive income (loss)	(1,047,820)	83,867	(4,525,439)	(6,939,579)	1,391,148	1,198,751
Earnings per share						
Basic	0.00	($0.01)	0.00	$0.01	0.00	$0.01
Diluted	0.00	($0.01)	0.00	$0.01	0.00	$0.01
Weighted average number of shares outstanding during the period	418,477,161	82,344,374	386,417,650	77,283,530	386,417,650	77,283,530

Subsequent to a review of its previously reported financial statements, management identified that the March 31, 2010 equity reconciliation was not included as part of the disclosure of IFRS 1 and has also discovered the following prior period errors:

a) Currency translation adjustment

Upon reassessing its international operations, management has concluded that the Ukrainian Hryvnia is the functional currency of its Ukrainian subsidiary due to the primary economic environment in which the subsidiary operates. Accordingly, a currency translation adjustment was deemed necessary from the translation of the subsidiary resulting in a foreign currency translation reserve and adjustments to the monetary and non-monetary assets and liabilities attributable to foreign operations.

b) Private placement

The Company completed a private placement of 25,294,000 units on January 13, 2011 at $0.085 per unit with each unit consisting of one common share and one full warrant, exercisable at a price of $0.10 for a period of 15 months. The Company did not allocate any amount to contributed surplus in relation to the warrants issued as part of the units. This resulted in a reclassification of $890,204 between share capital and contributed surplus as at March 31, 2011.

c) Warrant exercises

During the period ended March 31, 2011, 6,765,511 share purchase warrants were exercised at a price of $0.15 for total proceeds of $1,014,827. The Company has now adjusted for an amount of $344,285 relating to the fair value attributed to the warrants recorded in contributed surplus which was not previously reclassified.

d) Gain on sale of available-for-sale investment

During the periods ending March 31, 2011 and March 31, 2010, the Company recognized a gain of $145,383 and $2,099,981, respectively, on the sale of its available-for-sale investments. This gain was not reclassified from accumulated other comprehensive income to the income statement in the previously reported financial statements.

Convergence with International Financial Reporting Standards

Explanation of transition to IFRS

In January 2006, the Canadian Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (IFRS), in replacement of Canadian GAAP for years beginning on or after January 1, 2011.

The Company developed a conversion plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information relating to 2010. As part of the IFRS conversion project, the Company engaged external consultants to assist and advise in the Company's transition to IFRS. The conversion project consisted of three phases: preliminary impact assessment, detailed evaluation, and implementation.

The interim consolidated financial statements for the period ended March 31, 2011 are the Company's first consolidated financial statements prepared under IFRS. For all accounting periods prior to this, the Company prepared its consolidated financial statements under Canadian GAAP. In accordance with IFRS 1 'First time adoption of IFRS', certain disclosures relating to the transition to IFRS are given. These disclosures are prepared under IFRS as set out in the basis of preparation in Note 2 of the accompanying consolidated financial statements.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 3 Business Combinations ("IFRS 3")
The Company has applied the exemption for retrospective application of IFRS 3 to business combinations that took place before the transition date.

IFRS 6 - Exploration for and Evaluation of Mineral Resources
The Company has elected to apply the exemption from full retrospective application of IFRS 6. As such the Company has at January 1, 2010, measured the exploration and evaluation assets at the amount determined under Canadian GAAP and measured the development and production assets by allocating the amount determined under Canadian GAAP to the underlying assets on a pro rata basis using reserve values at that date. As a result of using the IFRS 1 optional exemption, the exploration and evaluation assets and the development and production assets have been subjected to an impairment test.

IAS 23 – Borrowing Costs
IAS 23 has not been applied retrospectively. As at the transition date, the Company did not have any qualifying assets.

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets ("IAS 37")
The Company has elected to apply the exemption from full retrospective application of decommissioning liabilities as allowed under IFRS 1. As such the Company has re-measured the provisions as at January 1, 2010 under IAS 37 and recognized the difference between the amount determined under IAS 37 and the carrying amount of the provisions at January 1, 2010, directly in retained earnings.

IFRIC 4 - Determining whether an Arrangement contains a Lease ("IFRIC 4")
This IFRIC has not been applied retrospectively. The Company made an assessment as to whether an arrangement, existing at the Transition Date, contains a lease on the basis of the facts and circumstances existing at that date. The assessment was made in accordance with the requirements IFRIC 4. The Company did not identify any arrangements containing a lease on the transition date.

A SUMMARY OF THE ADJUSTMENTS TO NET LOSS AND OTHER COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2010 UNDER IFRS ARE DETAILED IN THE NOTES TO THE ACCOMPANYING CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

Outlook

As oil prices and equity markets in general have recovered over the last year, the Company has resumed operations on its assets to ensure that the resources and reserves controlled and owned by the Company are successfully turned into revenue generating assets. However, until positive cash flow from operations can be achieved, the Company must secure additional working capital by raise additional debt or equity, securing new or additional partners and farm-outs for its projects, and disposing of redundant fixed assets. Management does believe that it has profitable assets in both Beaver River and the Ukraine and is confident in the ultimate success of both assets.

Corporate Information

Directors

Aage Thoen
Pedro Paulo
David Worrall

Officers

David Worrall
President and Chief Executive Officer

Derek Page
Chief Financial Officer

Legal Counsel

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Auditors

PricewaterhouseCoopers LLP
Suite 700 – 250 Howe Street
Vancouver, British Columbia
V6C 3S7

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9

DnB NOR Bank ASA
Stranden 21
0021 Oslo, Norway

Head Office

Ste. 1578 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5
Telephone: (604) 681-3939
Facsimile: (604) 687-3912
Web: www.transeuroenergy.com
Email: info@transeuroenergy.com

Stock Information

TSX Venture Exchange
Oslo Axess
Symbol: TSU

Investor Relations

Karen Jenssen
Marketing Manager
Haakon VIIs Gate 1, PO Box 1680 Vika
0120 Oslo, Norway
Telephone: +47 23 11 32 22
Facsimile: +47 22 83 54 09